UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2024

Ka Wai Victor Mo
Chief Executive Officer
ANEW Health Limited
Unit 2301-05, 23/F, Tower 5, The Gateway
Harbour City, 15 Canton Road
Tsim Sha Tsui, Kowloon, Hong Kong

Re: ANEW Health Limited
Amendment No. 1 to
Draft Registration Statement on Form F-1
Submitted November 8, 2024
CIK No. 0002019042

Dear Ka Wai Victor Mo:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 18, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted November 8, 2024

Cover Page

1. We note your revised disclosure in response to prior comment 3, which we reissue in part. We note your disclosure on the cover page that as a “controlled company,” you will “follow certain exemptions from certain corporate governance requirements that could adversely affect [y]our public shareholders.” You also disclose on pages 16 and 42 that you “do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules” even if you are deemed to be a “controlled company…” Please

revise your disclosures to clarify on the cover page and elsewhere in the prospectus that you do not intend to rely on any exemptions as a controlled company.

Prospectus Summary
Overview, page 3

2. We note your revised disclosure in response to prior comment 5 and reissue the comment in part. Here or elsewhere in the prospectus, please note whether all of your treatment devices, therapies, supplements and topical use products have been approved by the FDA or an equivalent foreign regulator.
3. We note your revised disclosure in response to prior comment 7. Your disclosure continues to note that you have "over 16 years of experience in pain management and functional enhancement." However, on page 87 you note that your first service center commenced operations in 2017. Here or elsewhere in the prospectus, please provide a brief description of your business prior to opening your first service center or otherwise substantiate your statement that you have over 16 years of experience in pain management and functional enhancement.
4. We note your revised disclosure in response to prior comment 8 and reissue the comment in part. Your disclosure continues to include several references to proprietary technologies. For example, we refer to your statements on page 4 referring to your "proprietary portable energy-based at-home treatment devices for the consumer retail market" and on page 81 referring to your "proprietary “RDS+” (Restore, Detox, and Strengthen) approach for pain management." Please revise to substantiate your claims that your treatments, therapy devices and OTC products constitute “proprietary” technologies and therapies in the pain management industry or remove these claims.

Competitive Strengths, page 4

5. We note your revised disclosure in response to prior comment 10 and reissue the comment in part. Your disclosure continues to include your belief that you are "one of the market leaders in the pain management services industry and one of the largest providers of pain management services in Hong Kong." For all statements throughout the prospectus regarding industry leadership, please provide the basis for these statements, including any applicable measures by which you are a market leader or one of the largest providers of pain management services, or remove such statements.

Management's Discussion and Analysis of Financial Condition
General and Administrative Expenses, page 64

6. We note your discussion on increased general and administrative expenses. Please include in your disclosure what the increase in "Others" expense is. If this is related to the increase in audit fee and accounting consultancy fee incurred, please update your table to disclose as such.

Revenue, page 64

7. We note your response to our prior comment 13 and reissue. Please update your discussion to provide quantified disclosure of year-over-year changes in revenue.

Please provide discussion that would allow an investor to understand how changes were caused by fluctuations in price versus quantity of services and/or products sold.

Selling and Marketing Expenses, page 64

8. We note your discussion on increased selling and marketing expense, particularly that which you describe to be "driven by higher consultancy fees incurred to acquire new customers and enhance sales efforts." Please update your discussion to provide a quantified analysis on the increase in your selling and marketing expense, particularly a discussion on the increase in advertising costs and explain any trends that you reasonably expect to materially impact future operations.

Management's Discussion and Analysis of Financial Condition
Interest Expense, page 65

9. We note your response to our prior comment 15. Please update your discussion to provide quantified disclosure on what percentage of your sales incurs lower finance charges as opposed to higher charges.

Increasing awareness of pain and health, page 76

10. We note your revised disclosure in response to prior comment 16 and reissue the comment in part. Please provide the source or basis for your claims in this section or note if the statement are the belief of management. For example, we note the following statements in your revised disclosure:
- On page 76, that "Hong Kong’s economic growth and increased service-oriented consumption, Hong Kong residents now have the ability and desire to invest more money in enhancing and maintaining their well-being, including healthcare;"
- On page 79, that "[a]s healthcare perspectives shift towards more pain-focused models, interest in non-pharmacological pain management services is growing among the people of Hong Kong;" and
- On page 80, that "[b]y leveraging technical innovations and advanced technologies, the quality of non-pharmacological pain management services can be enhanced, driving increased demand for these services."

Business, page 83

11. We note your revised disclosure in response to prior comment 21 and reissue the comment in part. By way of example, please briefly explain what you mean by iontophoresis the first time the term is used in the prospectus.

Pain Management and Function Enhancement Services, page 85

12. Your response to prior comment 26 focuses on your determination you have one reportable segment. Please tell us your consideration of providing the disclosures required by ASC 280-10-50-40, which also applies to entities that have a single reportable segment. Also, please tell us your consideration of the need to expand your discussion of results of operations in MD&A to provide quantified information regarding the results from different types of services to analyze specific material

events and trends that materially impacted your operations.

Related Party Transactions, page 114

13. We note your response to prior comment 29. We assume that $10.7 million of the amount owed by Mr. Mo can be offset by dividends that have already been approved by Anew Health’s Board -- which they presumably control as principal shareholders. Consequently, it appears that the $10.7 million should be accounted for as a capital distribution and deducted from equity instead of as an asset. Please revise your presentation of this amount for historic balances as of March 31, 2023 (i.e., in your consolidated balance sheets, consolidated statements of changes in shareholders' equity, disclosures, etc.), accordingly. Refer to SAB Topic 4:G, by analogy.

Please contact Tayyaba Shafique at 202-551-2110 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: William S. Rosenstadt, Esq.